UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TUSCANY MINERALS, LTD.
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

90068M101
(CUSIP Number)

copy to:

Virgil Hlus
Clark Wilson LLP
Barristers & Solicitors
Patent & Trade-Mark Agents
800 - 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Tel: 604.687.5700 Fax: 604.687.6314
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d -7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 90068M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ross J. Tocher
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Nil
	8	SHARED VOTING POWER 8,100,000(1)
	9	SOLE DISPOSITIVE POWER Nil
	10	SHARED DISPOSITIVE POWER 8,100,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 64.6% based on 12,538,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Ross Tocher owns 100% of the voting shares of Concept Financial Inc.

2

CUSIP No. 90068M101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Concept Financial Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [X] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Nil
	8	SHARED VOTING POWER 8,100,000(1)
	9	SOLE DISPOSITIVE POWER Nil
	10	SHARED DISPOSITIVE POWER 8,100,000(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,100,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 64.6% based on 12,538,000 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1) Ross Tocher owns 100% of the voting shares of Concept Financial Inc.

This Schedule 13D is being filed on behalf of Ross J. Tocher and Concept Financial Inc.("Concept") (collectively, the "Reporting Persons") relating to the shares of common stock of Tuscany Minerals, Ltd., a corporation existing under the laws of the State of Washington (the "Issuer").

Item 1. Security and Issuer

This Statement relates to shares of common stock with $0.001 par value of the Issuer. The principal executive offices of the Issuer are located at 4247 Rockbank Place, West Vancouver, British Columbia, Canada V7W 1A8.

Item 2. Identity and Background

This Statement is filed by the Reporting Persons.

Ross J. Tocher business address is 780-333 Seymour Street, Vancouver, British Columbia, Canada. Mr. Tocher is a citizen of Canada.

Concept, a corporation existing under the laws of British Columbia, is a holding company that is primarily engaged in the business of investing. Concept’s business address is 780-333 Seymour Street, Vancouver, British Columbia, Canada.

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

None of the Reporting Persons nor any of their directors or executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

For information with respect to each executive officer and director of Concept see Appendix A attached hereto which is specifically incorporated herein by reference in its entirety.

Item 3. Source and Amount of Funds or Other Considerations

Ross J. Tocher through Concept Financial Inc. acquired 8,100,000 shares of common stock as of September 10, 2008 for the total purchase price of US$24,020, which was paid in cash. The transaction was effected pursuant to Transfer Agreements dated September 10, 2008 between Concept and each of J. Stephen Barley, Raymond Mol, Joseph Lewis and Donna Durning.

The Reporting Persons used working capital funds to make the investments disclosed above.

Item 4. Purpose of Transaction

The Reporting Persons acquired the shares of the Issuer for investment purposes. In that connection, Mr. Tocher was appointed as the Chief Executive Officer and President of the Issuer. Mr. Tocher intends to monitor the business and affairs of the Issuer, including its financial performance, and depending upon these factors, market conditions and other factors, may acquire additional securities of the Issuer as he deems appropriate.

At this time and other than as described in Item 5 of this Schedule 13D, neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have the intention of acquiring additional Shares of the Issuer, although the Reporting Persons reserve the right to make additional purchases on the open market, in private transactions and from treasury. Neither of the Reporting Persons nor, to their knowledge, any of their executive officers or directors, have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization of liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale of transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer's business or corporate structure;

(g)	changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

As of the date hereof, the Reporting Persons beneficially own the aggregate number and percentage of outstanding Shares set forth below:

Reporting Person	Aggregate Number of Shares Beneficially Owned	Percentage of Outstanding Common Shares(1)
Ross J. Tocher	8,100,000(1)	64.6%
Concept	8,100,000(1)	64.6%

(1)

Calculated based on the aggregate of 12,538,000 Shares outstanding as of the date hereof. For purposes of computing percentage ownership, the number of outstanding Shares is deemed to include all securities that are convertible into Shares within 60 days pursuant to Rule 13d-3 of the Act.

Mr. Tocher has the shared power to vote or direct the vote, and to dispose or direct the disposition, of 8,100,000 shares of common stock of the Issuer.

Other than as disclosed in this Schedule 13D, during the last 60 days there were no transactions in the Shares effected by the Reporting Persons, nor any of their directors or executive officers, general partners or members.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Pursuant to Rule 13d-1(k) promulgated under the Act, the Reporting Persons have entered into an agreement, attached hereto as Exhibit 1, with respect to the joint filing of this statement, and any amendment or amendments hereto.

There are no contracts, arrangements, understandings, or relationships between the Reporting Persons and any other person with respect to any securities of the Issuer other than as disclosed in this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

1. Joint Filing Agreement.

2. Transfer Agreements between Concept Financial Inc. and each of J. Stephen Barley, Raymond Mol, Joseph Lewis, and Donna Durning dated September 10, 2008 (incorporated by reference from our Current Report on Form 8-K filed with the Securities and Exchange Commission on September 10, 2008).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 10, 2008
Date

/s/ Ross Tocher
Signature

Ross J. Tocher
Name/Title

CONCEPT FINANCIAL INC.

_______________
Signature

/s/ Ross Tocher, President
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)

EXHIBIT A

JOINT FILING AGREEMENT

     This confirms the agreement by and between the undersigned that the Statement on Schedule 13D (the "Statement") filed on or about this date with respect to the beneficial ownership by the undersigned of the Common Shares, no par value, of Counterpath Corporation, is being filed on behalf of each of the undersigned.

     Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities and Exchange Act of 1934, as amended, each person on whose behalf the Statement is filed is individually eligible to use the schedule on which the information is filed, each person on whose behalf the Statement is filed is responsible for the timely filing of such Statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

     Each of the undersigned agrees that Wesley Clover Corporation shall be authorized to receive notices and communications on behalf of the undersigned relating to the Statement.

     This Agreement may be executed in two or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated: September 10, 2008

By:	/s/ Ross Tocher

Ross J. Tocher

CONCEPT FINANCIAL INC.

By:	/s/ Ross Tocher

Name: Ross Tocher

Title: President

APPENDIX A

DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth the information required by Instruction C to Schedule 13D with respect to Concept Financial Inc.

CONCEPT FINANCIAL INC.

Name/Position	Business Address	Principal Occupation	Citizenship

Ross J. Tocher	780-333 Seymour Street,	Businessman	Canadian
President, Secretary and	Vancouver, British
Treasurer	Columbia, Canada